UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 14, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Homeowners of America Holding Corporation

File No. 333-189686 - CF#32329

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Homeowners of America Holding Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 27, 2015.

Based on representations by Homeowners of America Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.37	through April 1, 2017
Exhibit 10.38	through April 1, 2016
Exhibit 10.39	through January 1, 2017
Exhibit 10.40	through April 1, 2016
Exhibit 10.41	through April 1, 2016
Exhibit 10.42	through April 1, 2016
Exhibit 10.43	through April 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary